UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                             EMPIRE RESOURCES, INC.
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE              29206E100
     (Title of Class of Securities)               (CUSIP Number)


                                   NATHAN KAHN
                                   SANDRA KAHN
                           C/O EMPIRE RESOURCES, INC.
                                ONE PARKER PLAZA
                               FORT LEE, NJ 07024
                             (201) 944-2200

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  MAY 30, 2007
        (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                               (Page 1 of 6 Pages)

------------------------------                      ----------------------------
CUSIP No. 29206E100                SCHEDULE 13D             Page 2 of 6 Pages
------------------------------                      ----------------------------

------------------   ------------------------------------------------------
        1            NAME OF REPORTING PERSON:                Nathan Kahn

                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                     ONLY)                      (Intentionally omitted)
------------------   ------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP                                 (a) [X]
                                                                (b) [_]
------------------   ------------------------------------------------------
        3            SEC USE ONLY
------------------   ------------------------------------------------------
        4            SOURCE OF FUNDS                          N/A
------------------   ------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)             [_]
------------------   ------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF ORGANIZATION     United States

------------------   -------------    -------------------------------------
NUMBER OF SHARES          7           SOLE VOTING POWER
                     -------------    -------------------------------------
  BENEFICIALLY            8           SHARED VOTING POWER
    OWNED BY                                                    3,702,523
                     -------------    -------------------------------------
 EACH REPORTING           9           SOLE DISPOSITIVE POWER
                     -------------    -------------------------------------
   PERSON WITH            10          SHARED DISPOSITIVE POWER
                                      3,702,523
------------------   -------------    -------------------------------------
       11            AGGREGATE AMOUNT BENEFICIALLY
                     OWNED BY EACH REPORTING PERSON           3,702,523*
------------------   ------------------------------------------------------
       12            CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES                [_]
------------------   ------------------------------------------------------
       13            PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)                       37.73%
------------------   ------------------------------------------------------
       14            TYPE OF REPORTING PERSON                 IN
------------------   ------------------------------------------------------



--------
* Includes 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.

------------------------------                      ----------------------------
CUSIP No. 29206E100                SCHEDULE 13D             Page 3 of 6 Pages
------------------------------                      ----------------------------

------------------   ------------------------------------------------------
        1            NAME OF REPORTING PERSON:                Sandra Kahn

                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally
                     omitted)
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                     ONLY)                      (Intentionally omitted)
------------------   ------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP                                 (a) [X]
                                                                (b) [_]
------------------   ------------------------------------------------------
        3            SEC USE ONLY
------------------   ------------------------------------------------------
        4            SOURCE OF FUNDS                          N/A
------------------   ------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)             [_]
------------------   ------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF ORGANIZATION     United States

------------------   -------------    -------------------------------------
NUMBER OF SHARES          7           SOLE VOTING POWER
                     -------------    -------------------------------------
  BENEFICIALLY            8           SHARED VOTING POWER
    OWNED BY                                                    3,702,523
                     -------------    -------------------------------------
 EACH REPORTING           9           SOLE DISPOSITIVE POWER
                     -------------    -------------------------------------
   PERSON WITH            10          SHARED DISPOSITIVE POWER
                                      3,702,523
------------------   -------------    -------------------------------------
       11            AGGREGATE AMOUNT BENEFICIALLY
                     OWNED BY EACH REPORTING PERSON           3,702,523*
------------------   ------------------------------------------------------
       12            CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES                [_]
------------------   ------------------------------------------------------
       13            PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)                       37.73%
------------------   ------------------------------------------------------
       14            TYPE OF REPORTING PERSON                 IN
------------------   ------------------------------------------------------



--------
* Includes 24,000 shares underlying currently exercisable options held by Nathan and Sandra Kahn.

------------------------------                      ----------------------------
CUSIP No. 29206E100                SCHEDULE 13D             Page 4 of 6 Pages
------------------------------                      ----------------------------


            This Amendment No. 4 amends the Schedule 13D filed on October 27, 1999 (including Amendment No. 1 thereto, dated August 15, 2005, Amendment No. 2 thereto, dated May 17, 2006, and Amendment No. 3 thereto, dated August 31, 2006, the "Statement") and is filed by Nathan Kahn and Sandra Kahn (the "Reporting Persons") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Empire Resources, Inc. (the "Issuer"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

            a)    The responses of the Reporting Persons to Rows (11) through
                  (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

            b)    The responses of the Reporting Persons to Rows (7) through
                  (10) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

            c) On May 30, 2007 and May 31, 2007, the Reporting Persons sold an aggregate of 75,000 shares of Common Stock on the American Stock Exchange through a brokerage account at the following prices per share:

                       ----------------------------------
                        DATE     NO. OF SHARES     PRICE
                       ----------------------------------
                       5/30/2007     23822         10.35
                       ----------------------------------
                       5/30/2007      2100         10.36
                       ----------------------------------
                       5/30/2007      700          10.37
                       ----------------------------------
                       5/30/2007      700          10.38
                       ----------------------------------
                       5/30/2007      1100         10.40
                       ----------------------------------
                       5/30/2007      1278         10.41
                       ----------------------------------
                       5/30/2007      200          10.42
                       ----------------------------------
                       5/30/2007      6400         10.46
                       ----------------------------------
                       5/30/2007      5700         10.47
                       ----------------------------------
                       5/30/2007      300          10.48
                       ----------------------------------
                       5/30/2007      2500         10.50
                       ----------------------------------
                       5/31/2007      1000         10.39
                       ----------------------------------
                       5/31/2007      4000         10.31
                       ----------------------------------
                       5/31/2007      3400         10.35
                       ----------------------------------
                       5/31/2007      100          10.36
                       ----------------------------------
                       5/31/2007      200          10.27
                       ----------------------------------
                       5/31/2007      3000         10.25
                       ----------------------------------
                       5/31/2007      1400         10.23
                       ----------------------------------
                       5/31/2007      2050         10.20
                       ----------------------------------
                       5/31/2007      100          10.24
                       ----------------------------------
                       5/31/2007      1200         10.17
                       ----------------------------------
                       5/31/2007      2550         10.18
                       ----------------------------------
                       5/31/2007      4800         10.15
                       ----------------------------------
                       5/31/2007      700          10.11
                       ----------------------------------
                       5/31/2007      1100         10.12
                       ----------------------------------
                       5/31/2007      4600         10.10
                       ----------------------------------

------------------------------                      ----------------------------
CUSIP No. 29206E100                SCHEDULE 13D             Page 5 of 6 Pages
------------------------------                      ----------------------------


d) Not applicable.

e) Not applicable.

------------------------------                      ----------------------------
CUSIP No. 29206E100                SCHEDULE 13D             Page 6 of 6 Pages
------------------------------                      ----------------------------




                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                    /s/  Nathan Kahn
                                    --------------------------------
                                    Nathan Kahn, individually



                                    /s/  Sandra Kahn
                                    --------------------------------
                                    Sandra Kahn, individually